November 3, 1997

British Columbia Securities Commission
Alberta Securities Commission Agency
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobiliores du Quebec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland


Dear Sirs/Madam:

Re:  Newcourt Credit Group Inc. (the "Company")

We are the auditors of the Company and under the date of February 6, 1997, we reported on the following consolidated financial statements incorporated by reference in the Short Form Shelf Prospectus dated October 17, 1996 relating to the proposed distribution of up to $650,000,000 of Debt Securities of the Company on a continuous basis (the "Shelf Prospectus") :

	Consolidated balance sheets as at December 31, 1996 and 1995; and

	Consolidated statements of income and retained earnings and cash flows for each of the years in the two year period ended December 31, 1996.

The following unaudited interim consolidated financial statements are incorporated by reference in the Shelf Prospectus:

Consolidated balance sheet as at September 30, 1997 with comparative figures as at December 31, 1996; and

Consolidated statements of income and retained earnings and cash flows for the nine months and three months ended September 30, 1997 with comparative figures for the nine months and three months ended September 30, 1996.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 1996. Although we have performed an audit for the year ended December 31, 1996, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 1996 and for the year then ended, but not on the consolidated financial statements for any interim period within that year.

Therefore, we are unable to and do not express an opinion on the unaudited interim consolidated balance sheet as at September 30, 1997 and on the unaudited interim consolidated statements of income and retained earnings and cash flows for the nine months and three months ended September 30, 1997 and 1996 nor on the financial position, results of operations or changes in financial position as at any date or for any period subsequent to December 31, 1996.

We have, however, performed review procedures which meet the standards established by The Canadian Institute of Chartered Accountants relating to unaudited interim financial statements in prospectuses. Based on the results of these procedures, we have no reason to believe that the unaudited interim consolidated financial statements are not presented, in all material respects, in accordance with generally accepted accounting principles.

The procedures referred to in the preceding paragraph do not constitute an audit and would not necessarily reveal material adjustments which might be required in order for the unaudited interim consolidated financial statements to present fairly, in all material respects, the financial position of the Company as at September 30, 1997, and the results of its operations and changes in financial position for the nine months and three months ended September 30, 1997 and 1996, in accordance with generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be relied upon for any other purpose.

Yours sincerely,


ERNST & YOUNG  [signed]

November 3, 1997




To:	Applicable Securities Commissions or
	Other Regulatory Bodies in Canada




Dear Sirs/Madams:

Set forth below is the basis for the calculations of the updated interest and asset coverages deemed, pursuant to the provisions of National Policy Statement No. 44, to be incorporated by reference in our Final Short Form Shelf Prospectus dated October 17, 1996 in respect of the distribution of up to $650,000,000 aggregate principal amount of Debt Securities.

The coverage ratios are stated in terms of total consolidated debt (including Secured Subordinated Debt), reflecting the equal ranking of both short and long term debt, thereby reducing or eliminating the potential that this information could be considered misleading.

Reference will be made to those financial information items used in the following calculations which are not clearly identifiable in the documents incorporated by reference in the Final Short Form Shelf Prospectus or in the documents referenced by those documents. Specifically, these documents are the Corporation's annual audited consolidated financial statements for the year ended December 31, 1996 and the Corporation's unaudited consolidated interim financial statements for the nine months ended September 30, 1997.


Interest Coverage
                                            	Sept. 30, 1997            	December 31, 1996
                                                            		($000's)

Consolidated income before income tax         49,556                     64,150

Add: Interest on Consolidated Total Debt     120,461                    104,601

                                             170,017                    168,751

Interest on Consolidated Total Debt          120,461                    104,601

Interest coverage on Consolidated Total Debt 1.41 Times                 1.61 Times


Asset Coverage

No adjustment has been made for deferred income taxes as at December 31, 1996 or September 30, 1997, as these amounts are not material.

Consolidated net tangible asset coverage ratios have been calculated as at December 31, 1996 and as at September 30, 1997 as follows:

                                            	Sept. 30, 1997       	December 31, 1996
                                                          	($000's)

Consolidated Total Assets                    4,151,125             2,164,494

Less:  Goodwill                                401,811                54,200

Consolidated Total Assets for purposes
 of coverage calculation                     3,749,314             2,110,294

Consolidated Total Debt Outstanding          2,575,436             1,543,144

Consolidated Net Tangible Asset
 Coverage on Total Debt                      1.46 Times            1.37 Times



Sincerely,



Borden D. Rosiak
Executive Vice President
and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.


(Unaudited)

September 30, 1997


Newcourt Credit Group Inc.

                              CONSOLIDATED BALANCE SHEETS

                                     (Unaudited)

                           [in thousands of Canadian dollars]


                                             	September 30,       	December 31,
                                                	1997	                 1996

                                             	$                   	$

ASSETS
Investment in finance assets [note 3]        	2,330,390	           1,072,277
Assets held for securitization
 and syndication [note 4]	                      987,609             	774,000
Investment in affiliated companies [note 5]    	186,472	             162,308
Accounts receivable, prepaids and other	        129,470	              54,762
Fixed assets [note 6]	                          115,373	              40,859
Goodwill [note 7]	                              401,811	              60,288
Total Assets                                 	4,151,125           	2,164,494

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities       	210,650	              93,338
Debt [note 9]	                                2,575,436	           1,543,144
Deferred income taxes	                           64,519	              12,078
Total Liabilities                            	2,850,605	           1,648,560
Shareholders' Equity
Share capital [note 10]	                      1,174,392	             415,160
Retained earnings	                              126,128	             100,774
Total Shareholders' Equity	                   1,300,520	             515,934
Total Liabilities and Shareholders' Equity   	4,151,125           	2,164,494

See accompanying notes


Newcourt Credit Group Inc.

              CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                 (Unaudited)

       [in thousands of Canadian dollars, except for per share amounts]




                                                     	Nine Months Ended
                                           	September 30,      	September 30,
                                              	1997	                1996

                                           	$                  	$
Fee and affiliate income
	Securitization and syndication
 fees [note 4]	                             109,206             	57,480
	Net income from affiliated companies
   [notes 5 & 9]	                             6,891	              4,725
	Management and other fees	                  20,968	             17,322

                                           	137,065             	79,527
Net finance income [note 9]                 	55,156	             35,523

Total asset finance income	                 192,221	            115,050
Operating expenses                         	116,904             	73,139
Operating income before restructuring
 charges and taxes	                          75,317	             41,911
Restructuring charge [note 8]	               48,000	                  0
Operating income before taxes	               27,317	             41,911
Provision for (recovery of) income
 taxes [note 12]	                            (5,818)	             8,801
Net income for the period                   	33,135             	33,110
Retained earnings, beginning of period	     100,774	             56,942
Dividends paid		                             (6,681)	            (4,582)
Options purchased [note 11]	                 (1,100)	              (163)
Retained earnings, end of period	           126,128	             85,307

Earnings per common share: [note 8]
Basic	                                        $0.50	              $0.66
Fully Diluted	                                $0.50	              $0.66

See accompanying notes


Newcourt Credit Group Inc.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                         [in thousands of Canadian dollars]


                                                  	Nine Months Ended
                                           	September 30,	      September 30,
                                              	1997	               1996

                                           	$	                  $


OPERATING ACTIVITIES
Net income for the period	                     33,135	             33,110
Add items not requiring an outlay of cash
	Restructuring charge	                         48,000	                  0
	Deferred income taxes	                        (8,738)             	3,248
	Depreciation and amortization	                11,040	              3,988
Net change in non-cash assets and
 liabilities	related to operations          	(115,168)	           (24,515)
Cash provided by (used in) operating
 activities	                                  (31,731)	            15,831

INVESTING ACTIVITIES
Finance assets, underwritten and purchased (3,916,706)	        (2,856,627)
Finance assets, securitized and syndicated 	2,898,247	          1,259,880
Finance assets, repayments and others        	565,430	            639,512
Finance assets and assets held for
 securitization and syndication	             (453,029)	          (957,235)
Business acquisitions	                       (581,682)                  0
Investment in affiliated companies	           (24,164)	           (68,698)
Purchase of fixed assets                     	(64,722)	           (18,495)
Cash used in investing activities	         (1,123,597)	        (1,044,428)

FINANCING ACTIVITIES
Debt issued, net 	                            681,172	            807,504
Issue of common shares, net	                  473,858            	225,838
Deferred tax on share issue	                    8,079                   0
Dividends paid on common and special shares	   (6,681)	            (4,582)
Options purchased                             	(1,100)              	(163)
Cash provided by financing activities	      1,155,328          	1,028,597


See accompanying notes

1. THE COMPANY

The Company is an independent, non-bank financial services company which originates, sells and manages asset-based financings by way of secured loans, leases and conditional sales contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied. The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Investment in finance assets

Investment in finance assets is comprised of loans, the aggregate of finance lease receivables less unearned income and long term securitization receivable. Earned lease income is recognized on an actuarial basis which produces a constant rate of return on the net investment in the leases.

Recognition of interest income is suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears.

Deferred Costs

Direct incremental costs of acquisition of finance assets and of investing in affiliated companies are deferred and amortized over the expected period of future benefit. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Allowance for credit losses

Losses on finance assets and the carrying value of repossessed assets are determined by discounting at the rate of interest inherent in the original asset the expected future cash flows of the finance assets including realization of collateral values and estimated recoveries under third party guarantees and vendor support agreements.

General allowances are established for probable losses on loans whose impairment cannot otherwise be measured.

Securitizations of finance assets

The Company sells the majority of its asset-based financing originations to securitization vehicles.

The securitization transactions are accounted for as sales of finance assets, resulting in the removal of the assets from the Company's consolidated balance sheets and the computation of a gain on sale. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of a normal servicing fee. The sale of finance assets is recorded when the significant risks and rewards of ownership are transferred.

Income is earned on the long term securitization receivable and is recognized on an accrual basis. The carrying value of this asset is reduced, as required, based upon changes in the Company's share of the estimated credit losses on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to a normal servicing fee over the term of the securitized assets.

Syndications

Other finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company, which generally continues to service these assets on behalf of the investors.

Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the asset retained by the Company is at least equal to the average yield earned by the other participants involved.

Fixed assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis at rates designed to write off the assets over their estimated useful lives as follows:

	Building                       	20 years
	Furniture and fixtures	         10 years
	Computers and office equipment	  5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over a period not to exceed 20 years. Goodwill is evaluated annually and if considered permanently impaired, is written down.


Lease inducements

The Company recognizes the benefits of lease inducements, including rent-free periods, as a reduction of rental expense over the term of the lease.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated using the temporal method, whereby monetary assets are converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt are deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction.

Income taxes

Deferred income taxes are provided for all significant timing differences between accounting and taxable income. The timing differences result principally from the excess of depreciation claimed for income tax purposes over the recovery of leased equipment cost recorded in the accounts, lease revenue recorded in the accounts which is not yet taxable and the allowance for credit losses which is not yet deductible for income tax purposes.

Earnings per Common Share

Earnings per common share is computed based on the weighted average number of common shares outstanding during the period. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding options to acquire common shares.

Derivative Financial Instruments

Derivative financial instruments are used to hedge the Company's exposure to interest and currency risk by creating positions which are opposite to, and offset, on-balance sheet positions which arise from normal operations. The most frequently used derivatives are interest rate and currency swaps, bond forwards and foreign exchange forward contracts.

Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet. Off-balance sheet treatment is accorded where exchange of the underlying asset or liability has not occurred or is not assured, or where notional amounts are used solely to determine cash flows to be exchanged.

Swaps and bond forward contracts are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in other assets or other liabilities, as appropriate. Realized gains/losses on terminated contracts are deferred and amortized over the remaining life of the related position.

3. INVESTMENT IN FINANCE ASSETS

The investment in finance assets consists of loans, leases and the Company's investment in long term securitization receivable outstanding at September 30, 1997, which are due as follows:


                                  Leases              	        Net
                                              Long term    	   investment
		                 Minimum	  Unearned 	Net	        securitization	 in finance
           Loans	  payments	 income	   investment	 receivable	     assets

	          $	      $	        $        	$	          $              	$
1997	      286,535	  153,557	 28,074	    125,483	   86,272	          498,290
1998	      172,098	  395,031	 82,145	    312,886   	83,464	          568,448
1999      	134,331  	312,003	 50,314	    261,689   	61,772	          457,792
2000	      105,794	  189,926 	27,088	    162,838   	34,738	          303,370
2001   	    84,892	  108,085	 15,042     	93,043   	16,472	          194,407
Thereafter	194,386	  111,010	 18,025	     92,985	   20,712	          308,083
          	978,036	1,269,612 220,688 	 1,048,924  	303,430	        2,330,390


At December 31, 1996, the investments in loans, leases and long term securitization receivable were $571,801, $346,521 and $153,955 respectively. Included in investment in finance assets is US$826,410 [December 31, 1996 - US$600,367].

Substantially all of the investment in finance assets bear interest at varying levels of fixed rates of interest. There are no significant concentrations.

An analysis of the Company's allowance for credit losses and investment in finance assets is as follows:


                                             	September 30,	      December 31,
                                                 	1997	               1996

                                              $                  	$

Investment in finance assets	                 2,330,390	          1,072,277

Allowance for credit losses, beginning
 of period	                                      16,465	              5,089
Provisions for credit losses during the
 period including acquisitions	                  28,944	             14,496
Write-offs, net of recoveries	                   (6,521)            	(3,120)
Allowance for credit losses, end of period      	38,888             	16,465

Allowance as a percentage of finance assets	        1.7%	               1.5%

Finance assets in arrears (90 days and over)	     9,027	              6,353

Arrears as a percentage of finance assets          	0.4%	               0.6%

Finance assets in repossession, at
 estimated net realizable value	                  4,357	              7,391


Credit provisions against finance assets acquired during the period amounted to $24,310 [December 31, 1996 - $11,357].

The Company has an additional specific credit loss reserve of $1,364 [December 31, 1996 - $1,928] relating to the Company's long term securitization receivable, representing its interest in the CIP I, II, III, IV, V and VI securitization vehicles. Beyond this specific credit loss reserve further losses may be provided for by a reduction in the yield earned on the long term securitization receivable.

4. SECURITIZATIONS

The Company has a securitization program under which finance assets originated by the Company are sold to securitization vehicles. As a result of this program, a substantial amount of the Company's asset finance income is derived from gains on the sale of securitized finance assets and management fees relating to such assets. The Company continues to be responsible for the administration and collection of the receivables on behalf of the investors.

Financing contracts are sold to limited partnerships funded by institutional investors through the issuance of senior and junior asset-backed instruments (92% and 8% respectively). The Company retains a one-third interest in the junior instrument. Consideration for the sales consist of an initial cash payment and additional sale proceeds, representing the Company's interest in cashflows of the limited partnership. The sales are non-recourse to the Company, except to the extent of the long term receivable for additional sale proceeds.

Floating rate contracts are sold through public multi-seller securitization vehicles for cash consideration and additional sale proceeds. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve which represents the Company's interest in the cash flows of the assets sold.

An undivided ownership interest in eligible inventory finance loans and revolving loans is sold on a revolving basis to a multi-seller securitization trust. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve and a cash security subject to a dollar floor.

During the period, the Company generated gross securitization income of $89,092 [1996 - $45,234] which is included in Securitization and syndication fees.

Included in investment in finance assets is the long term securitization receivable comprised of (i) $279,630 [December 31, 1996 - $143,971] of additional sales proceeds which represents the Company's interest in the cash flows of the securitization vehicles, (ii) $7,308 [December 31, 1996 - $7,534] of securitization proceeds from the sale of assets to certain securitization vehicles which are received over the term of the securitized assets as excess servicing fees which have a first priority on all the cash flows of the vehicles and (iii) $16,492 [December 31, 1996 - $2,450] representing the additional cash security provided to the multi-seller securitization trust.



As at September 30, 1997, the Company had commitments or substantially completed commitments to fund or support the funding of the following amounts:


                      			$

Commercial Finance	      3,488,000
Corporate Finance         	640,000
	                        4,128,000

5. INVESTMENT IN AFFILIATED COMPANIES

Investment in affiliated companies includes the Company's investment in its foreign affiliates through which the international based operations of the Company are conducted and additional investments in other affiliated companies.

6. FIXED ASSETS



Fixed assets consist of the following:

                                      September 30, 1997         December 31, 1996
                                               Accumulated	                Accumulated
                                    	 Cost  	  depreciation	     Cost	     depreciation

                                     	$	       $                 $       	 $

Land and building	                     37,067	     390	           5,590	    1,011
Furniture and fixtures	                35,622	   5,656          	19,982    	3,767
Computers and office equipment	        59,256	  10,817	          25,041	    6,767
Other	                                    416	     125	           1,914	      123
	                                     132,361  	16,988          	52,527   	11,668
Net book value	                       115,373	                  	40,859


7. ACQUISITIONS

On August 23, 1997, the Company acquired all of the outstanding common shares of Commcorp Financial Services Inc. ("Commcorp") for approximately $366 million of which $89 million was paid in cash, and the remaining $277 million through the issuance of common shares. Commcorp provides asset finance and management services to a broad range of industries.

On September 5, 1997, the Company purchased the Business Technology Finance ("BTF") division of Lloyds UDT for approximately $493 million paid in cash for assets acquired less the assumption of certain business liabilities. BTF operates primarily in four business markets: computers, business telecommunications, photocopiers and catering/vending machines.

These acquisitions have been accounted for as purchases, and accordingly the consolidated financial statements include the results of operations of the acquired businesses from the dates of acquisition. The net assets acquired are as follows:


                                                        	Commcorp	   BTF 	    Total

                                                        	$	          $ 	      $

Net assets acquired at approximate fair values
Investment in finance assets	                            596,891	    421,802	 1,018,693
Fixed assets	                                             14,143	      2,195	    16,338
Investment in affiliated companies	                       18,471	          0 	   18,471
Accounts receivable	                                      32,368	      9,854	    42,222
	                                                        661,873	    433,851	 1,095,724

Long term debt	                                          351,120	          0    351,120
Deferred taxes                                           	68,911	          0    	68,911
Other                                                   	123,734     	30,546	   154,280
                                                        	543,765	     30,546	   574,311

Net assets acquired	                                     118,108    	403,305	   521,413

Consideration
Cash	                                                     88,633	    493,049	   581,682
Common shares                                           	277,295	          0    277,295
Total consideration	                                     365,928	    493,049	   858,977
Goodwill	                                                247,820	     89,744	   337,564


Upon completion of these acquisitions, total goodwill amounted to $401,811 [December 31, 1996 - $60,288].

8. RESTRUCTURING CHARGE

A restructuring charge of $48,000 comprising severances, office relocations and system conversions was recorded in the statement of income relating to the integration of Commcorp's operations with the Company's existing businesses.


The effect on net income after income taxes and earnings per common share of this change is set out below:

                                             $
Restructuring charge	                        48,000
Taxes recoverable	                          (21,600)
Net restructuring charge	                    26,400

Earnings per common share
Operations	                                   $0.90
Restructuring charge	                        ($0.40)
Basic and fully diluted                      	$0.50


9. DEBT


Debt consists of the following:

                                             	September 30,	     December 31,
                                                 	1997	             1996

                                             	$	                 $

Unsecured Fixed Rate Debt

U.S. senior notes, bearing interest varying
 from 6.95%to 7.12%, maturing in the
 years 2000 to 2005	                            143,655	           143,186

U.S. senior notes, bearing interest at 8.26%,
maturing in the year 2005	                      138,130	           137,020

Medium term notes, bearing interest
 rates varying from 4.40% to 9.34% maturing
 in the years 1997 to 2007 	                    692,967	           328,050

7.625% debenture, maturing in June, 2001	       124,787	           124,745

6.45% debenture, maturing in June, 2002
                                               	149,770	           149,733

Other

Commercial paper and other short
 term borrowings	                             1,069,106	           545,841

Fixed rate debt	                                257,021	           114,569

                                             	2,575,436	         1,543,144


Interest expense on the amount of debt outstanding during the period was $89,630 [1996 - $73,770], of which $11,330 [1996 - $9,538] has been netted against income from affiliates, and the balance $78,300 [1996 - $64,232] included in net finance income.

On August 12, 1997, the Company increased its Canadian bank facility to $750 million. On May 14, 1997, the Company renewed and increased its U.S. bank facility to US$600 million. The Canadian bank facility and one-third of the U.S. bank facility is a 364-day committed unsecured revolving credit facility with a syndicate of Canadian, U.S. and international banks. The remaining two-thirds of the U.S. bank facility is a three-year committed unsecured revolving credit facility. These credit facilities are used as interim funding pending syndication, sale, securitization, collection of proceeds of financings assets, or as support for the Company's $750 million Canadian commercial paper program and its US$600 million U.S. commercial paper program.

Short term borrowings are net of cash on hand and short term investments of $96,235 [December 31, 1996 - $51,184], these have been used by the Company, subsequent to the period, to pay down commercial paper and bank facilities.

Included in debt is US$1,285,596 [December 31, 1996 - US$990,243] of which US$1,220,596 [December 31, 1996 - US$925,243] was used to fund leases and loans which are repayable in U.S. dollars, and the remainder was swapped into floating rate Canadian dollar debt.


As of September 30, 1997, scheduled repayments are as follows:

                 	$

1997	             1,192,126
1998	               221,002
1999	               170,665
2000	               198,344
2001	               210,740
Thereafter         	582,559
                 	2,575,436


10. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]	Unlimited Common Shares with voting rights;
[ii]	Unlimited Special Shares without voting rights convertible into Common
Shares on a share-for-share basis;
[iii]	Unlimited Class A Preference Shares issuable in series.

Outstanding -


The following is a summary of the changes in share capital during the period:

                                   	Nine months ended             	Year ended
                                      	September 30,	             December 31,
                                         	1997	                       1996

                                  #          	$	                  #         	$
Common Shares
Outstanding, beginning of period	  60,182,688	   415,160	         22,664,466	188,166
Proceeds of share issue, net	      13,910,000	   481,030          	7,150,000	224,434
Conversion of special shares                0	         0            	199,325	     86
Stock options exercised	              337,862	     2,421	              3,250	     44
Issued on acquisition [note 7]     	8,214,843	   275,198	                  0       0
2:1 share division	                         0          0         	30,091,344	      0
Others	                                20,217	       583	             74,303	  2,430
Outstanding, end of period	        82,665,610 	1,174,392	         60,182,688	415,160

Special Shares
Outstanding, beginning of period	           0          0            	199,325	     86
Conversion to common shares	                0          0           	(199,325)	   (86)
Outstanding, end of period	                 0          0                   0       0

Total Share Capital	               82,665,610	 1,174,392	         60,182,688	415,160


Public Offering

On April 22, 1996, the Company completed a public offering of 3,850,000 (7,700,000 post split) Common Shares at $28.50 per share for gross proceeds of $109,725. Expenses of this issue, net of deferred income tax recoveries of $2,292, amounted to $2,802.

On September 30, 1996, the Company completed a public offering of 3,300,000 (6,600,000 post split) Common Shares at $36.50 per share for gross proceeds of $120,450. Expenses of this issue, net of deferred income tax recoveries of $2,404, amounted to $2,939.

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split) Common Shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

On August 29, 1997, the Company completed a public offering of 7,260,000 common shares at $38.50 per share for gross proceeds of $279,510. Expenses of this issue net of deferred income tax recoveries of $5,571 amounted to $6,809.

Special Shares
On July 2, 1996, the remaining 199,325 Special Shares were converted into 199,325 (398,650 post split) Common Shares.

Common Shares
Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding Common Shares and all the Company's Common Shares reserved for issuance.

11. EMPLOYEE STOCK OPTION PLAN

During the period, the Company's Stock Option Plan as approved by the shareholders at the Annual General Meeting was amended. Under the amended Plan, the Company may issue 9,046,878 common shares to employees and directors of the Company at the discretion of the Board of Directors. The number of shares which may be issued under options to any employee or director shall not exceed in the aggregate 5% of the total of the outstanding shares. During the period the Company issued 2,463,848 options. As of September 30, 1997, 3,752,960 options were outstanding under the plan [December 31, 1996 - 1,687,726] expiring at various dates from November 19, 1997 through February 6, 2007 at prices ranging from $6.075 to $24.25. 563,544 options have been exercised since the plan's inception.

During 1997, the Company purchased 56,802 [1996 - 10,432] options at their fair market value resulting in a cash distribution of $1,100 [1996 - $163].

12. INCOME TAXES

The Company's provision for income taxes is lower than the statutory rate prevailing in Canada due to lower income tax rates on income earned from operations outside Canada and the dividend deduction available as earnings are repatriated from exempt surplus.

The following table reconciles tax expense calculated at the statutory rates with the actual income tax expense:

                                              	September 30,	    September 30,
                                                 	 1997               	1996

                                              	$	                $
Income before income taxes                    	27,317	           41,911
Statutory rate of income taxes	                    45%              	45%
Income taxes at the statutory rate            	12,293	           18,860
Effect on income taxes of
	Deductibility of dividends from
 exempt surplus	                              (13,196)	          (9,176)
	Recognition of losses carry over                   0              (296)
	Large corporations tax                        	1,220	              824
	Foreign tax rate differential	                (5,651)	               0
	Other	                                          (484)	          (1,411)
Net provision	                                 (5,818)	           8,801
Allocation of provision
	Current                                       	2,920	            5,553
	Deferred	                                     (8,738)	           3,248
	                                              (5,818)	           8,801

13. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the balance sheet.

Securitized finance assets are described in Note 4. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.

Finance assets under management are as follows:

                                           	September 30,	        December 31,
                                               	1997	                 1996

                                           	$	                    $

Securitized finance assets	                 4,494,274	            2,731,341
Syndicated finance assets	                  1,353,910	            1,230,221
Syndicated finance assets of
 affiliated companies	                        633,839	              655,843
                                           	6,482,023	            4,617,405


14. LEASE COMMITMENTS


Future minimum annual payments on a cash basis under leases for premises over the next 5 years and thereafter are as follows:

             	$

1997	          4,762
1998          	8,230
1999          	8,812
2000	          8,867
2001	          8,874
Thereafter	   46,051
             	85,596


15.	DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into derivative contracts and other hedging transactions to manage asset/liability exposures, specifically exposures to market interest rate and foreign currency risk. Market risk represents the potential for changes in the value of assets and liabilities due to fluctuations in interest and foreign exchange rates.


The notional principal amounts of the Company's derivatives and the current credit exposure are as follows:





                                                                  Current
                 Notional principal amounts maturing <Fn1>        Credit Exposure <Fn2>


                                                        Total        Total
                                      Under             1 to 5       Over          Sept. 30     Dec. 31     Sept. 30
                                      1 year            years        5 Years       1997         1996        1997

                                      $                 $            $             $            $           $
Interest rate contracts
Bond forwards                         1,198,764         0            0             1,198,764      808,925   0
Interest rate swaps                     313,131         580,865      47,587          941,583      403,669   11,147
                                      1,511,895         580,865      47,587        2,140,347    1,212,594   11,147
Foreign exchange contracts
Spot and forward contracts               93,342         0            0                93,342       16,243   0
Cross currency swaps                    494,165         593,288      77,227        1,164,680      619,119    6,656
                                        587,507         593,288      77,227        1,258,022      635,362    6,656
Total derivatives
                                      2,099,402       1,174,153     124,814        3,398,369    1,847,956   17,803



<Fn1>Notional principal amounts are the contract amounts used in determining payments.
</Fn1>
<Fn2>Credit risk exposure is the replacement cost of all contracts without taking into account any netting arrangements. All counterparties are investment grade financial institutions.
</Fn2>

16. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.